Exhibit 99.1

JX Luxventure Limited Announces Record Revenue Financial Results for The Six Months Ended June 30, 2022

The Company expects to turn profitable in 2023

JX Luxventure Limited (Nasdaq: LLL) (the “Company”), a company delivering comprehensive products solutions to global high-net-worth families serviced by our business customers with business segments covering tourism, duty-free cross-border merchandise, eCommerce and B2B SAAS solutions, and menswear, today announced financial results for the six months ended June 30, 2022.

Financial Highlights for the Sixth Months of 2022

●	Delivered strong top-line growth year over year. Total revenue for the six months ended June 30, 2022 was $52.3 million compared to $12.7 million for the six months ended June 30, 2021, an increase of 312% from last year. The increase in revenue was driven by the increase in sales of our travel and cross-border merchandise business and partially offset by the decrease in sales of our menswear business.

●	Total revenue from the travel and cross-border merchandise business segments for the first half of 2022 was $51.5 million, compared to $10.2 million for the same period last year. The increase of 404% from last year was primarily due to increased sales in wholesale air tickets and sales generated from our expanded cross-border merchandise product portfolio.

●	Net cash used in operating activities for the six months ended June 30, 2022, was reduced by $0.2 million, a 6.6% improvement compared to the same period last year.

●	Continued duty-free product portfolio expansion. In the six months ended June 30, 2022, the Company expanded its duty-free cross border merchandise portfolio to include the pet food sector and has signed a US$100 million related contract expected to be completed by end of 2023.

●	Travel and cross-border merchandize business segments are expecting to reach profitability on an adjusted basis in 2022.

The Company is expected to turn profitable in 2023 as the global travel industry started to rebound from the impact of the Covid-19 pandemic and the Company has made material improvements and ongoing investments in its business and products.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company commented: “We hit the ground running and delivered a strong revenue growth in the first half of 2022. This is the third financial reports in a row which we delivered robust growth. We are pleased with the implementation of our turnaround strategy while our menswear business continues its recovery from Covid.

Our cross-border team has been moving quickly to identify high quality and in-demand foreign products to introduce to the consumer market in China. In addition, our travel team was able to establish more tangible partnerships with our partners in the airlines, high-end hotels and lifestyle experience industries to create value for our shareholders. We now partner with 17 major airlines, which represents 51% of airline operators in China.

Our differentiated product offerings and leading market position helped driving our record revenue in the first half of 2022. As we anticipate the steady demand for premium and foreign made consumer products in China, and the rebound of the premium travel experiences globally, we continue to pivot our operation to focus on the two business segments. Through our operation streamline effort, financial discipline, ownership mindset and innovative product offerings, we are taking the steps toward to the Company’s sustainable profitability.”

“While we are on the journey to transform our company, we remain committed to be in full compliance with all the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq listing requirements. We are confident that we will continue to be a strong and compliant public listed company years ahead.”

Recent initiatives

●	Started providing technology consulting services and solutions for NFT-based virtual host to be used on live stream platforms. The newly established eCommerce solution segment provides a technology driven global B2B trading platform for its business customers. Its solution products include cross-border cloud-based warehouse, digital payment systems, supply chain and logistics management, etc. The Company has been engaged by travel agencies and online platforms to provide solutions and support operational efficiency improvement.

●	Executed major whole-sale contracts with large travel agencies in China in the amount of $20 million. Combined with the Company’s continuous effort to expand its partnership with regional and international airlines, The Company is poised to benefit from the post-pandemic travel.

●	Expanded the Company’s duty free cross border product portfolio to include high end pet food products and luxury foreign automobiles. These products are expected to significantly improve the Company’s revenue and generate high gross margins.

The Company today filed its six months result report on Form 6-K for the six months ended June 30, 2022 (the “June 2022 Report”) with the SEC. The June 2022 Report can be accessed on the SEC’s website at http://www.sec.gov.

About JX Luxventure Limited

Headquartered in Haikou, China, JX Luxventure Limited is a company delivering comprehensive products solutions to global elite families serviced by our business customers with business segments covering menswear, cross-border merchandise and tourism. To learn more about the Company, please visit its corporate website at en.jxluxventure.com.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Limited, and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements due to a variety of factors, including those discussed in the Company’s periodic reports filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.